

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 2, 2008

Paul W. Lowden
President
Archon Corporation
4336 Losee Road, Suite 5
North Las Vegas, NV 89030

> RE: Archon Corporation
>   Form 10-K for the fiscal year ended September 30, 2007
>   File No. 001-09481

Dear Mr. Lowden:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Amanda McManus
Branch Chief – Legal